UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2013.

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

c/o Landhuis Joonchi Kaya Richard J. Beaujon z/n P.O. Box 837 Willemstad, Curaçao
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K (INCLUDING THE CONTENT OF EXHIBIT 99.1 HERETO) IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8 (SEC FILE NO. 333-177834), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On May 26, 2013, the Board of Directors of Sapiens International Corporation N.V. (“Sapiens” or the “Registrant”) adopted an amendment (the “Amendment”) to the Sapiens International Corporation N.V. 2011 Share Incentive Plan (the “2011 Plan”).

The Amendment amends Section 14.1 of the 2011 Plan in order to provide for a reduction to the exercise price of outstanding options under the 2011 Plan by the amount of any cash dividends paid by Sapiens on its common shares. The Amendment is effective as of the original adoption date for the 2011 Plan (August 21, 2011).

The amended text of Section 14.1 of the 2011 Plan constituting the Amendment is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, and is hereby filed in order to serve as an amendment to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (SEC File No. 333-177834) (the “Form S-8”), which was originally filed with the SEC on November 9, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: September 11, 2013	By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Amendment to Sapiens International Corporation N.V. 2011 Share Incentive Plan (amending Exhibit 4.1 to the Registrant's Registration Statement on Form S-8, filed with the SEC on November 9, 2011).